                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                          (Amendment No. ________) (1)

                               DIGENE CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     2537210
                                 (CUSIP NUMBER)

                               PATRICK J. SULLIVAN
                                CYTYC CORPORATION
                                 85 SWANSON ROAD
                              BOXBOROUGH, MA 01719
                                 (978)-658-5600

                                 WITH A COPY TO:

                            JONATHAN M. MOULTON, ESQ.
                             LAWRENCE A. GOLD, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 HIGH STREET
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 19, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 2 OF 13 PAGES

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         CYTYC CORPORATION
         02-0407755

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                                        7   SOLE VOTING POWER (2)(3)
                                            3,558,437
        NUMBER OF

          SHARES
                                        8   SHARED VOTING POWER (2)
                                            6,074,701
       BENEFICIALLY

        OWNED BY

           EACH                         9   SOLE DISPOSITIVE POWER (2)(3)
                                            3,558,437
        REPORTING

         PERSON
                                        10  SHARED DISPOSITIVE POWER
           WITH                             0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (4)

                                            9,633,138

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            42.3% (3)(5)

14       TYPE OF REPORTING PERSON*
         CO

                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 3 OF 13 PAGES

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         CRUISER, INC.
         04-3602309

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                                        7   SOLE VOTING POWER
                                            0
        NUMBER OF

         SHARES
                                        8   SHARED VOTING POWER (2)
                                            6,074,701
      BENEFICIALLY

        OWNED BY

          EACH                          9   SOLE DISPOSITIVE POWER
                                            0
       REPORTING

         PERSON
                                        10  SHARED DISPOSITIVE POWER
          WITH                              0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (4)

                                            6,074,701

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            31.6%

14       TYPE OF REPORTING PERSON*
         CO

                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 4 OF 13 PAGES

(2) All Share and percentage calculations contained in this Schedule 13D are based on the number of Shares outstanding as of February 19, 2002.

(3) Assumes the exercise of the Company Option (as defined below) described in
Item 4 to this Schedule 13D.

(4) Each of the reporting persons disclaims beneficial ownership of the Shares, except to the extent of its respective proportionate pecuniary interest therein, if any.

(5) Although the percentage reported is less than 90% of the outstanding Shares, the Company Option may only be exercised if, after giving effect to the exercise of the Company Option and as a result of such exercise, the number of Shares then owned by the reporting person represents at least 90% of the Shares then outstanding. See Item 4 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $ 0.01 par value (the "Shares"), of Digene Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1201 Clopper Road, Gaithersburg, MD 20878; telephone number (301) 944-7000.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b) and (c). This Statement is filed by Cytyc Corporation, a Delaware corporation ("Parent" or "Cytyc"), and Cruiser, Inc., a Delaware corporation ("Offeror" and together with Parent, the "Cytyc Parties"). Cytyc is a public company listed on the NASDAQ National Market that develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. It is not anticipated that, prior to the consummation of the Offer (as defined below) and the Merger (as defined below), Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger. The principal business address and the principal business offices of the Cytyc Parties are located at 85 Swanson Road, Boxborough, MA 01719; telephone number (978) 263-8000. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Cytyc Parties, including their principal business address and their principal occupation or employment.

(d) and (e). During the five years prior to the date hereof, neither of the Cytyc Parties nor, to the knowledge of the Cytyc Parties, any executive officer or director of the Cytyc Parties, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f). Each of Parent and Offeror are organized under the laws of Delaware. The names and citizenship of each director and executive officer of Parent and Offeror are listed in Exhibit 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of funds required to purchase all outstanding Digene Shares (on a fully-diluted basis calculated using the treasury stock method) pursuant to the Offer and the Merger (each as defined below) is approximately $76,900,000 in cash and 23,000,000 shares of common stock, par value $0.01, of Parent. Offeror intends to obtain all such funds from Parent. If the conditions precedent were satisfied to permit Parent to exercise its option to purchase Shares pursuant to the Transaction Option Agreement (as defined and more fully described below) and Parent exercised the Company Option (as defined below), Parent would obtain the necessary funds from available working capital and authorized shares of common stock. No monetary consideration was paid by the Cytyc Parties to the Company in connection with entering into the Merger Agreement (as defined and more fully described below), the Transaction Option Agreement or the Stockholders Agreement (as defined and more fully described below).

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 5 OF 13 PAGES

ITEM 4.  PURPOSE OF TRANSACTION.

On February 19, 2002, Parent, Offeror and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 2 hereto and is specifically incorporated by reference into this Item 4.

The Merger Agreement provides for the commencement, within ten days from the execution of the Merger Agreement, by Offeror of a stock and cash exchange offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the Company's outstanding Shares for (i) $4.00 per Share, net to the seller in cash, without interest and (ii) 1.1969 shares of common stock, par value $0.01, of the Parent upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Offeror to acquire control of, and the entire equity interest in, the Company.

Provided sufficient Shares are acquired by Offeror, and subject to the terms and conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as a wholly-owned subsidiary of Parent. In the event Offeror acquires at least 90% of the Shares, Offeror will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware ("DGCL") in order to effect the Merger. If Offeror is unable to acquire at least 90% of the Shares, but does acquire at least 50.1% of the Shares and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders meeting in accordance with the DGCL in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Parent, Offeror and any of their subsidiaries will be voted to approve the Merger. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. Following the merger of Offeror with and into the Company, we intend to merge the Company, as the surviving entity, with and into Cytyc, which will be the surviving entity, although we might defer that merger temporarily if we are advised by our tax counsel that the offer and merger of Offeror with and into the Company, standing alone, constitute a valid tax-free reorganization.

The Merger Agreement provides that, promptly after the acceptance for payment and full payment by Parent or any of its subsidiaries of a number of Shares which represents a majority of the then outstanding shares of the Company after giving effect to the exercise or conversion of all options, warrants and securities exercisable or convertible into or exchangeable for Shares on or before the expiration date of the Offer (the "Minimum Tender Condition"), Parent shall be entitled to designate such number of directors, rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the board of directors of the Company equal to the product of (x) the number of directors on the board of directors of the Company (giving effect to any increase in the number of directors) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed that it shall, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the board of directors of the Company or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the board of directors of the Company and shall cause Parent's designees promptly to be so elected. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer and that such designees shall be certain of the current officers and or directors of the Parent.

Simultaneously with the execution and delivery of the Merger Agreement and as an inducement for Parent to enter into the Merger Agreement, Parent and the Company also entered into the Transaction Option Agreement (the "Transaction Option Agreement"). The following is a summary of the Transaction Option Agreement. This summary is not a complete description of the terms and conditions of the Transaction Option Agreement and is qualified in its entirety by reference to the Transaction Option Agreement, which is incorporated by reference as Exhibit 3 hereto and is specifically incorporated by reference into this Item 4.

Under the Transaction Option Agreement, the Company has granted Parent an irrevocable option (the "Company Option") to purchase from the Company in whole or in part up to a number of Shares equal to 19.9% of the number of Shares issued and outstanding (before giving effect to the exercise of the Company Option) at a purchase price of $28.81 per Share (the "Exercise Price"). Based on the number of outstanding Shares as of February 19, 2002, the number of Shares Parent has the right to acquire upon full exercise of the Company Option is approximately

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 6 OF 13 PAGES

3,558,437 (or such other number of Shares as equals 19.9% of the Shares immediately prior to the exercise of the Company Option). The Company Option is not presently exercisable but may be exercised by Offeror from time to time on or after the acceptance for payment of, and full payment by, Parent or any of its subsidiaries of the Minimum Tender Condition if, after giving effect to the exercise of the Company Option and as a result of such exercise, the number of Shares then owned by Parent and Offeror represents at least 90.1% of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement). The Company Option is intended to increase the likelihood that Parent and Offeror will be able to acquire the necessary 90% of the Shares that will permit Offeror to commence a short-form merger pursuant to the DGCL. The Transaction Option Agreement (and the Company Option) will terminate upon the earlier of (i) the effective time of the Merger; or (ii) the termination of the Merger Agreement.

In contemplation of entering into the Merger Agreement, and in order to increase the likelihood that the Minimum Tender Condition will be satisfied and the transactions contemplated by the Merger Agreement consummated, Parent and Offeror entered into a stockholders agreement, dated February 19, 2002 (the "Stockholders Agreement") with the Company and the Stockholders (as defined below). The following is a summary of the Stockholders Agreement. This summary is not a complete description of the terms and conditions of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated by reference as Exhibit 4 hereto and is specifically incorporated by reference into this Item 4.

The executive officers and directors and certain stockholders of the Company (such stockholders and their affiliates, collectively, the "Stockholders") are parties to the Stockholders Agreement. The Stockholders agreed to vote their Shares (and any Shares acquired after the date of the Stockholders Agreement) until the first to occur of the Effective Time or the termination of the Merger Agreement as follows:

             (i) in favor of the Merger and the Merger Agreement and of any actions required in furtherance thereof; and

             (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement.

The Stockholders further agreed to vote their Shares (and any Shares acquired after the date of the Stockholders Agreement) against the following actions:

             (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries;

             (ii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries;

             (iii) any change in a majority of the persons who constitute the board of directors of the Company other than as contemplated by the Merger Agreement;

             (iv) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; or

             (iv) any other material change in the Company's corporate structure or business.

The Stockholders also agreed to validly tender, not later than the fifth business day after commencement of the Offer, their Shares (and any Shares acquired after the date of the Stockholders Agreement) pursuant to the Offer. In addition, each Stockholder agreed that, during the 90 day period commencing immediately upon the effective time of the Merger, such stockholder will not dispose of any shares of Cytyc, excluding Cytyc shares issued or issuable upon the exercise of any Company options assumed by Cytyc pursuant to the Merger.

As of February 19, 2002, the Stockholders beneficially held, in the aggregate, 6,074,701 Shares representing approximately 31.5% of the issued and outstanding Shares (taking into effect all outstanding options exercisable within 60 days of such date by the Stockholders).

                                  SCHEDULE 13D

CUSIP NO. 2537210 PAGE                                            7 OF 13 PAGES

The principal voting and tender provisions of the Stockholders Agreement will be terminated upon the earlier of (i) termination of the Merger Agreement or (ii) the effective time of the Merger.

Except as indicated in this Schedule 13D, the Cytyc Parties currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the form Schedule 13D.

Pursuant to Rule 14d-2, Parent and the Offeror will file with the SEC a Schedule TO, including the offer to purchase, letter of transmittal and certain other offer documents with respect to the Offer. In addition, the Company agreed to file with the SEC on the date of the commencement of the Offer a Schedule 14D-9 containing the recommendations of its Board of Directors in favor of the Offer and the Merger. Copies of such filings are available at the SEC public reference room and at the SEC web site at http://www.sec.gov.

ITEM 5.  INTERESTS IN SECURITIES OF THE COMPANY.

(a) and (b). As a result of entering into the Stockholders Agreement, Offeror possesses shared power to direct the vote of, and thus may be deemed to beneficially own, 6,074,701 Shares, or approximately 31.5% of the issued and outstanding Shares as of February 19, 2002 (taking into effect all outstanding options exercisable within 60 days of such date by the Stockholders). As a result of entering into the Stockholders Agreement, Parent possesses shared power to direct the vote of 6,074,701 Shares, and as a result of the Transaction Option Agreement, based on the number of outstanding Shares as of February 19, 2002, if the conditions precedent are satisfied to permit Parent to exercise the Company Option, upon such exercise and as a result of such exercise, Parent would possess the sole power to dispose of and the sole power to direct the vote of, 3,558,437 Shares (or such other number of Shares as equals 19.9% of the Shares issued and outstanding prior to the time of the exercise of the Company Option). As a result of the ownership of Shares required as a condition precedent to the exercise of the Company Option pursuant to the terms of the Transaction Option Agreement, upon such exercise Parent would beneficially own at least 90.1% of the Shares on a fully-diluted basis (as defined in the Merger Agreement). The Cytyc Parties do not currently hold any outstanding Shares. Except as set forth in this Schedule 13D, none of the Cytyc Parties, nor, to the knowledge of the Cytyc Parties, any executive officer or director of any of the Cytyc Parties, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

(c). None of the Cytyc Parties nor, to the knowledge of the Cytyc Parties, any executive officer or director of the Cytyc Parties, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

(d). Until and unless the Company Option is exercised, the Cytyc Parties do not have the right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, any Shares, including the Shares subject to the Company Option, but will have such power with respect to the Shares subject to the Company Option upon exercise of thereof in accordance with its respective terms.

(e). Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 8 OF 13 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Except as described in this Schedule 13D, neither Cytyc nor any executive officer or director of Cytyc, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further describe in the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1(1)        Executive Officers and Directors of Cytyc and Cruiser, Inc.

Exhibit 2(2) Agreement and Plan of Merger, dated as of February 19, 2002, by and among Cytyc, Offeror and the Company.

Exhibit 3(2) Transaction Option Agreement, dated as of February 19, 2002, by and between Cytyc and Company.

Exhibit 4(2) Stockholders Agreement, dated February 19, 2002, by and among Cytyc, the Offeror and the Stockholders.

Exhibit 5(1) Joint Filing Agreement, dated as of March 1, 2002, by and among the Cytyc Parties.



--------------

(1)  Filed herewith.

(2) Incorporated herein by reference to Cytyc's Current Report on Form 8-K, filed on February 20, 2002 (File No. 02554567)

                                  SCHEDULE 13D

CUSIP NO. 2537210                                            PAGE 9 OF 13 PAGES

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          CYTYC CORPORATION

                                          By:    /s/ Patrick J. Sullivan
                                                 ---------------------------
                                          Name:  Patrick J. Sullivan
                                          Title: Vice Chairman, Chairman-elect
                                                 and Chief Executive Officer


                                          CRUISER, INC.

                                          By:    /s/ Daniel J. Levangie
                                                 ---------------------------
                                          Name:  Daniel J. Levangie
                                          Title: President

Dated:   March 1, 2002

                                  SCHEDULE 13D

CUSIP NO. 2537210                                           PAGE 10 OF 13 PAGES

                                  EXHIBIT INDEX

Exhibit 1(1)        Executive Officers and Directors of Cytyc and Cruiser, Inc.

Exhibit 2(2) Agreement and Plan of Merger, dated as of February 19, 2002, by and among Cytyc, Offeror and the Company.

Exhibit 3(2) Transaction Option Agreement, dated as of February 19, 2002, by and between Cytyc and Company.

Exhibit 4(2) Stockholders Agreement, dated February 19, 2002, by and among Cytyc, the Offeror, and the Stockholders.

Exhibit 5(1) Joint Filing Agreement, dated as of March 1, 2002, by and among the Cytyc Parties.



--------------

(1)  Filed herewith.

(2) Incorporated herein by reference to Cytyc's Current Report on Form 8-K, filed on February 20, 2002 (File No. 02554567).

                                  SCHEDULE 13D

CUSIP NO. 2537210                                           PAGE 11 OF 13 PAGES

                                                                      EXHIBIT 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                     OF CYTYC CORPORATION AND CRUISER, INC.

The names, citizenship and principal occupation of the directors and executive officers of Cytyc are set forth below. The principal business addresses of the directors and executive officers of Cytyc Corporation and Cruiser, Inc. are located at 85 Swanson Road, Boxborough, MA 01719.

                                CYTYC CORPORATION

                               Board of Directors

                              Country of
Name                          Citizenship     Principal Occupation

Patrick J. Sullivan           USA             Vice Chairman, Chairman-elect and
                                              Chief Executive Officer of Cytyc

Walter E. Boomer              USA             President and Chief Executive
                                              Office of The Rogers Corporation

Sally W. Crawford             USA             Healthcare Consultant

William G. Little             USA             Chairman and Chief Executive
                                              Officer of West Pharmaceutical
                                              Services, Inc.

C. William McDaniel           USA             Investor

Anna S. Richo                 USA             Vice President of Baxter
                                              Healthcare Corporation

Monroe E. Trout, M.D.         USA             Member of the Board of Directors-
                                              SAIC, Baxter Healthcare
                                              Corporation, West Pharmaceutical
                                              Services, Inc., Chairman of the
                                              Board of Directors-Cytyc
                                              Corporation and indeedMDinc.

Joseph B. Martin              USA             Dean of the Harvard Faculty of
                                              Medicine

Marc C. Breslawsky            USA             Chairman and Chief Executive
                                              Officer of Imagistics
                                              International Inc.

William H. Longfield          USA             Chairman and Chief Executive
                                              Officer, C.R. Bard, Inc.

                               Executive Officers

                              Country of
Name                          Citizenship     Principal Occupation

Patrick J. Sullivan           USA             Vice Chairman, Chairman-elect and
                                              Chief Executive Officer

Daniel J. Levangie            USA             President and Chief Operating
                                              Officer

Robert L. Bowen               USA             Vice President and Chief Financial
                                              Officer

A. Suzanne Meszner-Eltrich    USA             Vice President, Human Resources,
                                              General Counsel and Secretary


                                  CRUISER, INC.

                               Board of Directors

                              Country of
Name                          Citizenship     Principal Occupation

Daniel J. Levangie            USA             President and Chief Operating
                                              Officer  of Cytyc

                                  SCHEDULE 13D

CUSIP NO. 2537210                                           PAGE 12 OF 13 PAGES

                               Executive Officers

                              Country of
Name                          Citizenship     Principal Occupation

Daniel J. Levangie            USA             President and Chief Operating
                                              Officer  of Cytyc

Robert L. Bowen               USA             Vice President and Chief Financial
                                              Officer of Cytyc

A. Suzanne Meszner-Eltrich    USA             Vice President, Human Resources,
                                              General Counsel and Secretary of
                                              Cytyc

                                  SCHEDULE 13D

CUSIP NO. 2537210                                           PAGE 13 OF 13 PAGES


                                                                      EXHIBIT 5

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

                                          CYTYC CORPORATION

                                          By:    /s/ Patrick J. Sullivan
                                                 ---------------------------
                                          Name:  Patrick J. Sullivan
                                          Title: Vice Chairman, Chairman-elect
                                                 and Chief Executive Officer


                                          CRUISER, INC.

                                          By:    /s/ Daniel J. Levangie
                                                 ---------------------------
                                          Name:  Daniel J. Levangie
                                          Title: President

Dated:   March 1, 2002